Filed by PowerFleet, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Mix Telematics Limited

Commission File No.: 001-36027

MIX TELEMATICS LIMITED (Incorporated in the South Africa) (Registration number 1995/013858/06) JSE share code: MIX ISIN: ZAE000125316 NYSE share code: MIXT (“MiX” or “the Company”)	POWERFLEET, INC. (Incorporated in the State of Delaware, USA) Nasdaq share code: PWFL ISIN: US73931J1097 (“PowerFleet”)

JOINT ANNOUNCEMENT OF POWERFLEET’S FIRM INTENTION TO ACQUIRE THE ISSUED ORDINARY SHARES OF MIX BY WAY OF A SCHEME OF ARRANGEMENT WHICH WILL RESULT IN THE DELISTING OF ALL MIX SHARES ON THE JSE AND THE TERMINATION OF THE MIX NYSE LISTED AMERICAN DEPOSITARY RECEIPTS PROGRAM

1.	INTRODUCTION

1.1.	MiX shareholders are advised that the Company, PowerFleet and PowerFleet’s wholly-owned South African incorporated subsidiary, Main Street 2000 Proprietary Limited (“Merger Sub”) (collectively, the “Parties”), have concluded an implementation agreement (“Implementation Agreement”), in terms of which MiX will propose a scheme of arrangement (“Scheme”) between MiX and its shareholders, in terms of section 114(1) read with section 115 of the Companies Act, 71 of 2008 (“Companies Act”) and regulations thereto (“Takeover Regulations”).

1.2.	Pursuant to the Scheme, if implemented, PowerFleet (via Merger Sub) will acquire all of MiX’s issued ordinary shares (“Shares”) owned by MiX shareholders, excluding treasury shares and any Shares in respect of which MiX shareholders validly exercise their appraisal rights in terms of section 164 of the Companies Act (“Dissenting Shareholders”), in exchange for 0.12762 newly issued shares of PowerFleet common stock per Share (“Scheme Consideration Shares”) and, if applicable, cash in respect of any fractional entitlement to a Scheme Consideration Share (as more fully detailed in paragraph 5.2.2 below) (collectively the “Scheme Consideration”) (the “Merger Transaction”).

1.3.	The implementation of the Scheme will result in the listing of the Shares on the Main Board of the JSE Limited (“JSE”) being terminated (“JSE Delisting”), the MiX American Depositary Shares (“ADS”) being delisted from the NYSE and the termination of MiX’s American depositary receipt program in accordance with the terms of the deposit agreement concluded between MiX and the depositary, The Bank of New York Mellon.

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1.4.	Conditional on the implementation of the Scheme, PowerFleet shares (including the Scheme Consideration Shares) will be listed on the Main Board of the JSE by way of secondary inward listing (“PowerFleet Listing”).

1.5.	Immediately post implementation of the Merger Transaction, erstwhile MiX Shareholders will hold c.65.5% of the enlarged share capital of PowerFleet.

1.6.	The Merger Transaction, JSE Delisting and PowerFleet Listing being collectively referred to herein as the “Proposed Transaction”.

2.	INFORMATION ON MIX TELEMATICS

2.1.	MiX is a leading global provider of connected fleet and mobile asset solutions delivered as Software-as-a-Service to over 1,042,000 subscribers in over 120 countries. The Company’s products and services provide enterprise fleets, small fleets and consumers with solutions for efficiency, safety, compliance and security.

2.2.	MiX was founded in 1996 and has offices in South Africa, the United Kingdom, the United States, Uganda, Brazil, Australia, Romania and the United Arab Emirates as well as a network of more than 130 fleet value-added resellers worldwide.

2.3.	MiX Shares are listed and publicly traded on the JSE and MiX ADSs are listed and publicly traded on the NYSE.

3.	INFORMATION ON POWERFLEET AND THE CONTINUATION OF BUSINESS

3.1.	PowerFleet is a global leader of Internet-of-Things (“IoT”) solutions providing business intelligence for managing high-value enterprise assets that improve operational efficiencies. The PowerFleet group’s patented technologies are a proven solution for organisations that must monitor and analyse their assets to improve safety, increase efficiency, reduce costs, and drive profitability. The PowerFleet group’s offerings are sold under the global brands PowerFleet, Pointer and Cellocator.

3.2.	PowerFleet markets and sells connected IoT data solutions to a wide range of customers in the commercial and government sectors. Its customers operate in diverse markets, such as manufacturing, automotive manufacturing, wholesale and retail, food and grocery distribution, pharmaceutical and medical distribution, construction, mining, utilities, aerospace, vehicle rental, as well as logistics, shipping, transportation, and field services.

3.3.	PowerFleet has an established history of IoT device development and innovation creating devices that can withstand harsh and rugged environments. With 28 patents and patent applications and over 25 years’ experience, PowerFleet is well positioned to evolve its offerings for even greater value to customers through cloud-based applications for unified operations.

3.4.	PowerFleet shares have been listed on the Nasdaq since June 1999. Upon the implementation of the Scheme, PowerFleet will procure a secondary inward listing on the JSE, whilst remaining listed on the Nasdaq (as its primary listing) and the Tel Aviv Stock Exchange.

4.	RATIONALE FOR THE PROPOSED TRANSACTION

4.1.	Both MiX and PowerFleet are currently listed on public exchanges with the primary aim of securing efficient access to capital markets to facilitate expansionary initiatives and accelerate growth, obtain scale and create value for shareholders.

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4.2.	MiX and PowerFleet have however remained sub-scale and neither has been able to consistently access reasonably-priced equity capital to pursue expansionary strategic objectives.

4.3.	The Proposed Transaction, if implemented, is expected to combine a strong pipeline of new business opportunities and technology with an improved capital structure and increased scale and represents a potential opportunity for both MiX and PowerFleet to achieve benefits associated with increased scale and benefit from one another’s complementary business models, markets, strategies and operating platforms to deliver enhanced value to the shareholders of the combined entity (“MergeCo”).

4.4.	MiX and PowerFleet anticipate several benefits for shareholders of MiX and PowerFleet should the Proposed Transaction be implemented, including:

4.4.1.	Market Leadership – The Proposed Transaction will create a global SaaS IoT provider with significant scale, elevating the strategic position of MergeCo globally. The increased scale of the MergeCo business is expected to enable it to more efficiently serve its customers and more effectively compete in an industry which is characterised by a high pace of development and innovation.

4.4.2.	Market Consolidation Platform – The Proposed Transaction will create an enlarged MergeCo platform that the Parties believe will be well positioned to capitalise on consolidation opportunities in the global IoT industry. As a result, MergeCo should be able to benefit from enhanced market presence and influence.

4.4.3.	Scale and Data Strategy – With a combined base of approximately 1.7 million connections, following the implementation of the Proposed Transaction, MergeCo is expected to simultaneously achieve significant scale and enhance its data ingestion strategy, which should enable MergeCo to harness the benefits associated with improved data-driven insights.

4.4.4.	Geographic Diversification – The combination of geographies served by MiX and PowerFleet reduces MergeCo’s proportionate exposure (compared to MiX’s proportionate exposure on a stand-alone basis) to developing markets, thereby mitigating foreign currency risks and creating opportunities for accelerated market penetration through cross-selling and upselling into various geographies.

4.4.5.	Research and Development Excellence – Pooling the research and development capabilities of MiX and PowerFleet is expected to enable MergeCo to deliver top class solutions and gain a competitive advantage.

4.4.6.	Opportunities for Revenue and EBITDA Expansion – Complementary product sets which will co-exist, following the implementation of the Proposed Transaction, within MergeCo create cross-selling and upselling opportunities, while significant efficiency and cost rationalisation could be realised, bolstering MergeCo’s profitability and returns for shareholders following the implementation of the Proposed Transaction.

4.4.7.	Capital Structure and Liquidity – Simplifying the capital structure (including the redemption of the PowerFleet Series A convertible preferred stock (“Series A Pref Stock”) referred to in paragraph 5.3.1.2.8 below) is expected to enhance liquidity and enable improved access to capital, underpinning the financial stability of MergeCo and creating a solid platform to facilitate future growth. The effective conversion of the ADSs into direct MergeCo shareholding and the migration of MergeCo’s primary listing to Nasdaq is expected to enhance equity capital market liquidity within MergeCo’s primary investor market, whilst maintaining the benefits of a JSE listing for the South African MergeCo register.

4.4.8.	Business Model Evolution – The Proposed Transaction will enable MergeCo to transition to an expanded bundled subscription model, which should facilitate increased recurring subscription revenues, greater future revenue visibility and margin expansion.

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5.	TERMS AND CONDITIONS OF THE SCHEME

5.1.	Scheme participants

The participants in the Scheme shall be MiX Shareholders (other than any Dissenting Shareholders and excluding any MiX group company that holds treasury shares) who are registered as such in MiX’s register of shareholders on the record date by which MiX Shareholders must be recorded in the Register in order to be eligible to receive the Scheme Consideration (“Scheme Participants”).

5.2.	Scheme Consideration

5.2.1.	MiX Shareholders will, upon implementation of the Scheme, receive the Scheme Consideration Shares in exchange for their Shares, as well as, where applicable, cash in settlement of any fractional Scheme Consideration Shares.

5.2.2.	Any entitlements to fractions of Scheme Consideration Shares that otherwise would be issuable pursuant to the Scheme shall be rounded down to the nearest whole number of Scheme Consideration Shares, resulting in allocations of whole Scheme Consideration Shares and a cash payment for the fraction. The amount of the cash payment for the fractional entitlement to MiX shareholders will be determined in the manner provided for in the JSE Listings Requirements and detailed in the Scheme circular to be sent to MiX shareholders (“Scheme Circular”).

5.3.	Scheme conditions

5.3.1.	Implementation of the Scheme will be subject to the fulfilment or, where applicable, waiver of the suspensive conditions (“Scheme Conditions”) that:

5.3.1.1.	on or before the date on which the Scheme Circular is published (which, unless the TRP approves any extension, shall be no later than 40 business days from the date of this announcement), the Company shall have obtained such approvals from the JSE, Takeover Regulation Panel (“TRP”) and the Financial Surveillance Department of the South African Reserve Bank (“FinSurv”) as may be required for the Company to send the Scheme Circular;

5.3.1.2.	on or before the date on which the last of the Scheme Conditions (excluding only (i) those Scheme Conditions that by their nature are to be satisfied on the Condition Date and (ii) the condition in paragraph 5.3.1.2.14.1) is fulfilled or, where appropriate, waived (“Condition Date”):

5.3.1.2.1.	the special resolution of MiX shareholders approving the Scheme in terms of section 115(2)(a) of the Companies Act and any other resolution required to implement the Scheme (“Scheme Resolutions”) are approved by the requisite majority of MiX shareholders;

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5.3.1.2.2.	PowerFleet shall have obtained the requisite approvals of its shareholders in order to implement the Proposed Transaction, including shareholder approval to increase the number of authorised PowerFleet shares to enable to settle the Scheme Consideration (“PowerFleet Proposals”);

5.3.1.2.3.	all approvals being obtained from the JSE for the PowerFleet Listing;

5.3.1.2.4.	the PowerFleet shares to be issued as Scheme Consideration shall have been approved for listing on the Nasdaq and the JSE, subject to official notice of issuance;

5.3.1.2.5.	no law or order (whether temporary, preliminary or permanent) shall have been promulgated, entered, enforced, enacted or issued or made applicable to the Scheme or the issue by PowerFleet of the Scheme Consideration by any governmental authority that prohibits, restrains, or makes illegal the implementation of the Scheme or issue by PowerFleet of the Scheme Consideration;

5.3.1.2.6.	the PowerFleet Registration Statement required to register the issuance of the Scheme Consideration and filed on Form S-4 (“Registration Statement”) in accordance with the U.S. Securities Act of 1933, as amended (“Securities Act”), shall have become effective and shall not be the subject of any stop order that is in effect, or pending proceedings seeking a stop order;

5.3.1.2.7.	the PowerFleet prospectus, prepared in accordance with the Companies Act and Takeover Regulations, required to facilitate the issue of the Scheme Consideration and the PowerFleet Listing, has been registered under the Companies Act (“Prospectus”) and approved by the JSE;

5.3.1.2.8.	the required financing shall have been secured and there shall have been deposited with PowerFleet and/or Merger Sub and/or a third party appointed for such purpose (as readily available funds) an amount sufficient to provide for (and to be utilised exclusively for, by no later than the date on which the Scheme is to be implemented in accordance with its terms (“Scheme Implementation Date”)) the redemption in full of all outstanding PowerFleet Series A Pref Stock;

5.3.1.2.9.	the waiting period, if any, applicable to the Scheme under the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, if applicable, shall have expired or been terminated, and any applicable approvals, clearances, or waiting periods required under any competition laws (either in the USA and/or South Africa or otherwise) (“Competition Laws”) for the consummation of the Proposed Transaction shall have been obtained or terminated;

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5.3.1.2.10.	the independent expert provides a “fair and reasonable” opinion in relation to the Scheme, as required by the Companies Act, confirming that the Scheme Consideration is fair and reasonable to the Company’s shareholders;

5.3.1.2.11.	with regards to MiX shareholders exercising appraisal rights (if any): (i) MiX shareholders holding not more than 3% of all Shares eligible to be voted at the general meeting do not give notice objecting to the Scheme Resolutions, as contemplated in section 164(3) of the Companies Act and/or do not vote against the Scheme Resolutions proposed at the general meeting; or (ii) if more than 3% of all Shares eligible to vote at the general meeting give notice objecting to the Scheme, as contemplated in section 164(3) of the Companies Act, and vote against the Scheme Resolutions proposed at the general meeting, the relevant MiX shareholders do not exercise their appraisal rights, by giving valid demands as contemplated in sections 164(5) to 164(8) of the Companies Act within the time periods prescribed in sections 164(3) and (7) of the Companies Act in respect of more than 3% of the Shares eligible to be voted at the general meeting. For the avoidance of doubt, if MiX shareholders holding more than 3% of all Shares eligible to be voted at the general meeting validly exercise appraisal rights, this condition will not be fulfilled unless it is waived by the Parties;

5.3.1.2.12.	if the Scheme Resolutions are opposed by 15% or more of the voting rights exercised on the Scheme Resolutions and, within five business days after the vote at the general meeting, any person who voted against the Scheme Resolutions requires the Company to seek the approval of a court in terms of section 115(3)(a) of the Companies Act, and the court has approved the implementation of the Scheme Resolutions;

5.3.1.2.13.	if any person who voted against the Scheme Resolutions applies to court in terms of section 115(3)(b) (as read with section 115(6)) of the Companies Act, either:

5.3.1.2.13.1	the court has declined to grant leave to that person for a review of the Scheme Resolutions; or

5.3.1.2.13.2	if leave for a review of the Scheme Resolutions is granted by the court, the court has declined to set aside the Scheme Resolutions in accordance with section 115(7) of the Companies Act, and the court has approved the implementation of the Scheme Resolutions;

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5.3.1.2.14.	the Parties shall have made any material filing required to obtain all material governmental authorisations applicable to the Proposed Transaction, including pursuant to any material competition law, and all such required governmental authorisations, including the lapse of any applicable waiting period, shall have been obtained, as applicable, either unconditionally or, to the extent that it is subject to any condition, each Party shall have confirmed in writing that such condition is acceptable to such Party (with such confirmation not to be unreasonably withheld or delayed), which include, without limitation:

5.3.1.2.14.1	a compliance certificate issued by the TRP in terms of section 121(b) of the Companies Act in respect of the Scheme;

5.3.1.2.14.2	the competition authorities (in any geography that may have jurisdiction in respect of the Proposed Transaction) granting such approvals as are required in terms of the Competition Laws and other applicable laws (either in the USA and/or South Africa or otherwise) to implement the Scheme, either unconditionally, or subject to conditions acceptable to PowerFleet, acting reasonably;

5.3.1.2.14.3	the JSE granting such approvals as are required in terms of the Listings Requirements with respect to the Scheme; and

5.3.1.2.14.4	such approval of FinSurv as is required in terms of the Exchange Control Regulations, 1961 to implement the Scheme, any financing arrangements related thereto, the JSE Delisting and the PowerFleet Listing.

5.3.2.	The obligations of PowerFleet and Merger Sub to implement the Scheme are also subject to the satisfaction, at or prior to17:00 (SAST) on the business day immediately preceding the day on which the first of the general meetings are to be held (on the same calendar day) for purposes of MiX and PowerFleet shareholders considering and approving the Scheme Resolutions and the PowerFleet Proposals respectively (“Pre-General Meeting Date”), of the following conditions (which may be waived, in whole or in part, to the extent permitted by law, by PowerFleet) that:

5.3.2.1.	warranties and representations given by the Company (other than those in paragraphs 5.3.2.2 and 5.3.2.3 below) remain true and correct, except where any inaccuracy in such representations and/or warranties, individually or in aggregate, has not had, or would not reasonably be expected to have or result in (i) an impairment of assets or creation or incurrence of liabilities (in aggregate, on a net basis, relative to the value recorded in its 31 March 2023 audited financial statements) amounting to greater than US$17,656,300 or (ii) a loss or decrease of revenues (for any 12-month period, relative to the value recorded in its 31 March 2023 audited financial statements) in excess of US$14,499,300 (the impact detailed in (i) and (ii) above being a “MiX Material Adverse Effect”);

5.3.2.2.	fundamental warranties and representations given by MiX that relate to corporate existence, power and authorization, subsidiaries, absence of certain changes, anti-takeover laws and finder’s fees remain true and correct;

5.3.2.3.	warranties and representations given by MiX in respect of its capitalisation remain true and correct, except for inaccuracies that, in aggregate, result in an impact of less than 0.1% of MiX capitalisation;

5.3.2.4.	MiX shall have complied with or performed (in each case, in all material respects) all of its obligations which it is required to comply with at or prior to the Pre-General Meeting Date;

5.3.2.5.	there shall not have been, nor shall there have occurred any effect, change, condition, fact, development, occurrence or event that, individually or in aggregate with all other effects, changes, conditions, facts, developments, occurrences or events, would reasonably be likely to result in, any MiX Material Adverse Effect; and

5.3.2.6.	certain required consents, approvals and/or waivers to be provided by MiX and/or certain named third parties in connection with the Proposed Transaction shall have been received by PowerFleet.

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5.3.3.	The obligations of MiX to implement the Scheme are also subject to the satisfaction, at or prior to the Pre-General Meeting Date, of the following conditions (which may be waived, in whole or in part, to the extent permitted by law, by MiX) that:

5.3.3.1.	warranties and representations given by PowerFleet and Merger Sub (other than those in paragraphs 5.3.3.2 and 5.3.3.3 below) remain true and correct, except where any inaccuracy in such representations and/or warranties, individually or in aggregate, has not had, or would not reasonably be expected to have or result in (i) an impairment of assets or creation or incurrence of liabilities (in aggregate, on a net basis, relative to the value recorded in its 31 December 2022 audited financial statements) amounting to greater than US$21,743,500 or (ii) a loss or decrease of revenues (for any 12-month period, relative to the value recorded in its 31 December 2022 audited financial statements) in excess of US$13,515,700 (the impact detailed in (i) and (ii) above being a “PowerFleet Material Adverse Effect”);

5.3.3.2.	fundamental warranties and representations given by PowerFleet and Merger Sub (that relate to corporate existence, power and authorization, subsidiaries, absence of certain changes, anti-takeover laws and finder’s fees) remain true and correct;

5.3.3.3.	warranties and representations given by PowerFleet in respect of its capitalisation remain true and correct, except for inaccuracies that, in aggregate, result in an impact of less than 0.1% of PowerFleet capitalisation;

5.3.3.4.	PowerFleet and Merger Sub shall have complied with or performed (in each case, in all material respects) all of their obligations which they are required to comply with at or prior to the Pre-General Meeting Date;

5.3.3.5.	there shall not have been, nor shall there have occurred, any effect, change, condition, fact, development, occurrence or event that, individually or in aggregate with all other effects, changes, conditions, facts, developments, occurrences or events, would reasonably be likely to result in, any PowerFleet Material Adverse Effect;

5.3.3.6.	certain required consents, approvals and/or waivers to be provided by PowerFleet and/or certain named third parties in connection with the Proposed Transaction shall have been received by MiX; and

5.3.3.7.	receipt of an opinion from a nominated advisor that the Proposed Transaction should qualify as a “reorganisation” within the meaning of section 368(a) of the Internal Revenue Code of 1986.

5.3.4.	The Company shall communicate to its shareholders and the TRP by no later than the business day prior to the commencement of the Company’s general meeting whether the conditions contemplated in paragraph 5.3.3 have been fulfilled. Even in the circumstance that any of the relevant conditions contemplated in paragraph 5.3.3 have failed, with the result that the Scheme is not capable of becoming unconditional and being implemented, MiX shall proceed to convene the general meeting for the purpose of communicating the factual position in relation to the Scheme Conditions and impact of that position on the Scheme to Scheme Participants attending the general meeting.

5.3.5.	Notwithstanding anything herein contained, the Company shall only rely on the conditions contemplated in paragraph 5.3.3 to furnish a Termination Notice (as defined in paragraph 5.7.1 below) after the general meeting and then only if the Scheme Participants have voted in favour of the Scheme (given that the Scheme will in any event fail if Scheme Participants do not vote with the required majority in favour of the Scheme). The furnishing by the Company of such Termination Notice shall (unless the TRP permits the Termination Notice to be issued by the Company without further evidence that the issue is supported by holders of a majority of MiX’s shares) be required to be supported by holders of a majority of MiX Shares. If the Company intends to rely on the failure of any of the conditions contemplated in paragraph 5.3.3 above to furnish a Termination Notice after the general meeting, then the Company shall not be obliged to apply for a clearance certificate from the TRP (in fulfilment of the Scheme Condition in paragraph 5.3.1.2.14.1 above) pending the completion of the process pursuant to which the Company seeks authority from holders of a majority MiX shares to issue a Termination Notice. The Scheme shall not become of force or effect if MiX (with the requisite shareholder approval or with TRP approval, as the case may be) issues such Termination Notice.

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5.3.6.	If the Company intends (with the requisite shareholder approval) to issue a Termination Notice in these circumstances, the Scheme corporate action timetable (as detailed in the Scheme Circular) shall be extended to afford the Company the required reasonable time to determine whether shareholders support the issue of a Termination Notice.

5.3.7.	The Proposed Transaction and Scheme shall lapse and not be of force or effect if the Scheme is terminated in accordance with its terms or if any Scheme Condition is not fulfilled or, if applicable, waived by the time stipulated for that purpose.

5.4.	Fulfilment of the Scheme Conditions

5.4.1.	The Parties have undertaken (to the extent that it is within their power to do so) to use their respective reasonable endeavours to procure the fulfilment of the Scheme Conditions and to achieve the implementation of the Scheme.

5.4.2.	The Scheme Conditions in paragraphs 5.3.1.1, 5.3.1.2.1, 5.3.1.2.2, 5.3.1.2.3, 5.3.1.2.4, 5.3.1.2.5, 5.3.1.2.6, 5.3.1.2.7, 5.3.1.2.9, 5.3.1.2.10 and 5.3.1.2.14 are regulatory in nature and cannot be waived.

5.4.3.	The Scheme Conditions in paragraphs 5.3.1.2.8, 5.3.1.2.11, 5.3.1.2.12, 5.3.1.2.13, and 5.3.2 and 5.3.3 can be waived by written agreement between PowerFleet and the Company.

5.5.	Right to remedy

5.5.1.	If at any time prior to 17:00 SAST on the Pre-General Meeting Date, either MiX or PowerFleet becomes aware that a Scheme Condition contained in paragraphs 5.3.2 or 5.3.3 (“Specified Conditions”) is inaccurate, false, has been breached or has failed (“Failure”), the relevant Party (“Notifying Party”) must notify the other Party (“Receiving Party”) thereof in writing (“Failure Notice”), following which the Receiving Party has an opportunity to remedy the Failure within 10 business days.

5.5.2.	If the Receiving Party fails to remedy the Failure within 10 business days of receipt of the Failure Notice, the Notifying Party shall be entitled to either (i) waive all or part of the relevant Specified Condition, or (ii) subject to paragraph 5.7.5 below, within a further period of five business days, send the Receiving Party a Termination Notice or notice of intent to terminate, as applicable.

5.5.3.	If the Receiving Party disputes the issue of any such notice, the Notifying Party may refer the dispute to a nominated expert, acting as an expert and not an arbitrator (“Expert”), who will make a final objective determination as to whether or not a Specified Condition was fulfilled. The Expert’s decision is, in the absence of manifest error, final and binding on the Parties.

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5.6.	Interim period undertaking

5.6.1.	MiX and PowerFleet have reciprocally undertaken in favour of one another that, during the period between the signature date of the Implementation Agreement (“Signature Date”) and the Scheme Implementation Date (“Interim Period”), they and each of their subsidiaries shall conduct their respective businesses in the ordinary course consistent with past practice.

5.6.2.	In addition, MiX and PowerFleet have agreed to a number of reciprocal customary Interim Period undertakings for a transaction of this nature which will be more fully set out in the Scheme Circular.

5.7.	Termination and fees

5.7.1.	Subject to TRP approval, the Scheme shall terminate with immediate effect and all rights and obligations of the Parties to the Implementation Agreement shall cease forthwith on written notice of termination (a “Termination Notice”) furnished by either MiX or PowerFleet. A Termination Notice may however not be given by any Party any time after the Scheme becomes unconditional.

5.7.2.	Grounds on which a Termination Notice may be issued include:

5.7.2.1.	If the Scheme and/or the issuance of the Scheme Consideration Shares becomes illegal or otherwise prohibited in accordance with a final and non-appealable judgment or order or newly enacted law or regulation;

5.7.2.2.	If the Scheme Conditions have not been fulfilled by the Outside Date;

5.7.2.3.	If the PowerFleet shareholders do not approve the PowerFleet Proposals;

5.7.2.4.	If the Scheme Resolutions are not passed;

5.7.2.5.	Prior to receiving the approval of its shareholders, by either MiX or PowerFleet if the relevant company receives an unsolicited bona fide written transaction proposal from a third party (whereby, if implemented, a third party will acquire at least a 50% interest in the relevant company) and the proposal is more favourable to the relevant company shareholders from a financial perspective (“Superior Proposal”) and the signature of a transaction agreement with respect to such Superior Proposal is authorised by the relevant company and, in the case of the Company, approved by MiX shareholders that hold at least 50.1% of the Company’s issued shares;

5.7.2.6.	By PowerFleet, if, prior to approval of the Scheme Resolutions, MiX’s Independent Board (as defined in paragraph 5.9.1 below) withholds, withdraws, modifies or qualifies in an adverse manner its recommendation that its shareholders approve the Scheme Resolutions or fails to make such recommendation or include it in the Scheme Circular; and

5.7.2.7.	By the non-breaching Party, if MiX or PowerFleet breach or fail to uphold any of its representations, warranties or undertakings resulting in the failure of any of the Scheme Conditions contained in paragraphs 5.3.2.1 through 5.3.2.4 or paragraphs 5.3.3.1 through 5.3.3.4 above, which breach or failure, if curable, has not been cured by the earlier of the Outside Date and 10 business days after the giving of written notice of the breach.

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5.7.3.	If the Scheme is terminated by MiX or PowerFleet, a termination fee may become payable under certain limited circumstances (“Termination Fee”) by one Party to the other Party. Any Termination Fee paid shall be the lesser of $1.5 million or 1% of the value of the Scheme Consideration Shares immediately prior to such fee becoming due.

5.7.4.	A Party may only (i) accept a Superior Proposal, (ii) withhold, withdraw, modify or qualify in an adverse manner its recommendation to its shareholders of the Scheme, or (iii) approve, endorse, recommend or otherwise publicly support an Alternative Transaction Proposal if the failure to take any such action would be inconsistent with the fiduciary or statutory duties of such Party’s board of directors owed to its shareholders under applicable law.

5.7.5.	The grounds for termination are described in paragraph 5.7.2 above and will be detailed in the Scheme circular. Any modifications, amendments, adjustments or additions to such grounds will be subject to TRP approval and, if so required by the TRP, shareholder approval of either or both MiX and PowerFleet.

5.8.	Concert party arrangements and beneficial interests

5.8.1.	PowerFleet confirms that it is the ultimate purchaser of the Scheme Shares (via its wholly-owned subsidiary, Merger Sub) and is not acting in concert with any other party in relation to the Scheme (as envisaged in section 117 of the Companies Act).

5.8.2.	PowerFleet does not hold or control any beneficial interest in MiX nor does it hold any option to purchase a beneficial interest in MiX.

5.9.	Independent board, independent expert and fair and reasonable opinion

5.9.1.	The MiX board of directors has, in accordance with regulation 108 of the Takeover Regulations, constituted an independent board comprising Fikile Futwa, Charmel Flemming and Richard Bruyns (the “Independent Board”) to consider and engage with PowerFleet in relation to the Proposed Transaction.

5.9.2.	The Independent Board has appointed BDO Corporate Finance as the independent expert (“Independent Expert”) to provide it with external advice in relation to the Scheme, in the form of a fair and reasonable opinion as required by and in compliance with the Companies Act and the Takeover Regulations (“Fairness Opinion”).

5.9.3.	A pre-final draft of the Independent Expert Report (“Pre-Final Fairness Opinion”) has been delivered to the Independent Board in terms of which the Independent Expert has concluded that the terms of the Scheme, including the Scheme Consideration, is fair and reasonable] to MiX shareholders.

5.9.4.	The final Fairness Opinion (“Final Fairness Opinion”) and final views and recommendations of the Independent Board will be included in the Scheme Circular.

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6.	FINANCIAL INFORMATION

The TRP has provided MiX with an exemption in respect of the requirement to include the relevant pro forma financial information pertaining to the Proposed Transaction in this announcement, on the basis that the relevant pro forma financial information will be included in the Scheme Circular.

7.	CONFIRMATION TO TRP FOR SCHEME CONSIDERATION SHARES

PowerFleet does not have sufficient authorised but unissued share capital available from which to issue new PowerFleet shares to settle the Scheme Consideration due to the Scheme Participants. Accordingly, implementation of the Scheme is conditional upon PowerFleet obtaining the relevant shareholder approval to increase its authorised share capital from 75 000 000 to 175 000 000 shares of PowerFleet common stock in order to enable it to settle the Scheme Consideration (see paragraph 5.3.1.2.2 above).

8.	DOCUMENTATION

8.1.	MiX and PowerFleet will jointly issue the Scheme Circular to Company Shareholders, containing the terms and conditions of the Scheme and containing the Final Fairness Opinion, the opinion and recommendation of the Independent Board and the pertinent dates relating to the Scheme and necessary forms to give effect to the Scheme, and together with a notice to convene a general meeting of MiX shareholders to consider and, if deemed fit, pass the Scheme Resolutions.

8.2.	Together with the Scheme Circular, PowerFleet will issue a copy of the Prospectus to MiX shareholders to provide MiX shareholders with all relevant information pertaining to PowerFleet.

8.3.	The Scheme Circular and Prospectus are expected to be distributed on or about 5 December 2023. A further announcement relating to the distribution of the Scheme Circular and Prospectus, further important details related to the Scheme and the salient dates and times of the Scheme will be published on SENS in due course.

9.	MIX DELISTING AND POWERFLEET LISTING

9.1.	If the Scheme is implemented, Scheme Participants will receive PowerFleet shares in exchange for their MiX Shares and MiX will become a wholly-owned subsidiary of Merger Sub, which is in turn wholly-owned by PowerFleet. The implementation of the Scheme and the resultant acquisition by Merger Sub of all the Shares will result in the termination of the listing of the Shares on the JSE and the termination of the listing of the MiX ADSs.

9.2.	As soon as reasonably possible after the date on which all of the Scheme Conditions have been fulfilled or, if applicable, waived (“Fulfilment Date”):

9.2.1.	The PowerFleet shares (including the Scheme Consideration) will be listed on the Main Board of the JSE (by way of secondary inward listing) at the commencement of trade on the business day following the last day to trade in MiX Shares on the JSE in order to participate in the scheme (“LDT”);

9.2.2.	trading in MiX Shares will be suspended on the business day following the LDT; and

9.2.3.	the MiX Shares will be delisted from the Main Board of the JSE on the business day following the Scheme Implementation Date, in terms of paragraph 1.17(b) of the JSE Listings Requirements.

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10.	RESPONSIBILITY STATEMENTS

10.1.	The Independent Board (to the extent that the information relates to MiX) collectively and individually accept responsibility for the information contained in this announcement and certify that, to the best of their knowledge and belief, the information contained in this announcement relating to MiX is true and this announcement does not omit anything that is likely to affect the importance of such information.

10.2.	The board of directors of PowerFleet (to the extent that the information relates to PowerFleet) collectively and individually accept responsibility for the information contained in this announcement and certify that to the best of their knowledge and belief, the information contained in this announcement relating to PowerFleet is true and this announcement does not omit anything that is likely to affect the importance of such information.

10 October 2023

Corporate advisor and sponsor to MiX

US legal advisors to MiX

US financial advisor to MiX

US legal advisors to PowerFleet

SA legal advisors to PowerFleet

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FORWARD-LOOKING STATEMENTS

This announcement contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words like “may,” “will,” “likely,” “should,” “expect,” “anticipate,” “future,” “plan,” “believe,” “intend,” “goal,” “seek,” “estimate,” “project,” “continue,” and variations of such words and similar expressions. These forward-looking statements are not guarantees of future performance and involve risks, assumptions, and uncertainties, including, but not limited to, risks related to: (i) the implementation of the Scheme in the anticipated timeframe or at all; (ii) the satisfaction of the Scheme Conditions including, but not limited to, the approval of the Scheme Resolutions and the PowerFleet Proposals; (iii) the failure to obtain necessary regulatory and shareholder approvals; (iv) the ability to realize the anticipated benefits of the Proposed Transaction; (v) the ability to successfully integrate the businesses; (vi) disruption from the Proposed Transaction making it more difficult to maintain business and operational relationships; (vii) the negative effects of this announcement or the consummation of the Proposed Transaction on the market price of MiX’s or PowerFleet’s securities; (viii) significant transaction costs and unknown liabilities; (ix) litigation or regulatory actions related to the Proposed Transaction; and (x) such other factors as are set forth in the periodic reports filed by MiX and PowerFleet with the U.S. Securities and Exchange Commission (the “SEC”), including but not limited to those described under the heading “Risk Factors” in their annual reports on Form 10-K, quarterly reports on Form 10-Q and any other filings made with the SEC from time to time, which are available via the SEC’s website at www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by these forward-looking statements. Therefore, you should not rely on any of these forward-looking statements.

The forward-looking statements included in this announcement are made only as of the date of this announcement, and except as otherwise required by applicable securities law, neither MiX nor PowerFleet assume any obligation nor do they intend to publicly update or revise any forward-looking statements to reflect subsequent events or circumstances.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the Proposed Transaction, PowerFleet intends to file with the SEC a Registration Statement on Form S-4 (the “Registration Statement”), which will include a preliminary prospectus with respect to the Scheme Consideration Shares to be issued in connection with the Proposed Transaction and a preliminary proxy statement on Schedule 14A with respect to a shareholder meeting at which PowerFleet shareholders will be asked to vote on the Proposed Transaction (the “proxy statement/prospectus”).

Mix intends to prepare a Scheme Circular for MiX shareholders in accordance with the Companies Act, the Companies Act Regulations, 2011 and the JSE Listings Requirements with respect to a shareholder meeting at which MiX shareholders will be asked to vote on the Proposed Transaction. The Scheme Circular will be issued together with the proxy statement/prospectus and, together with the proxy statement/prospectus (the “MiX Disclosure Package”), will comply with Schedule 14A of the Securities Exchange Act of 1934, as amended. If you hold MiX Shares through an intermediary such as a broker/dealer or clearing agency, or if you hold MiX ADSs, you should consult with your intermediary or The Bank of New York Mellon, the depositary for the MiX ADSs, as applicable, about how to obtain information on the MiX shareholder meeting.

After the Registration Statement has been filed and declared effective, PowerFleet will send the definitive proxy statement/prospectus to the PowerFleet shareholders entitled to vote at the meeting relating to the Proposed Transaction, and MiX will send the MiX Disclosure Package to MiX shareholders entitled to vote at the meeting relating to the Proposed Transaction. MiX and PowerFleet may file other relevant materials with the SEC in connection with the Proposed Transaction. POWERFLEET SHAREHOLDERS AND MIX SHAREHOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO AND ANY DOCUMENTS INCORPORATED BY REFERENCE THEREIN), THE SCHEME CIRCULAR AND ANY OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE PROPOSED TRANSACTION THAT MIX AND POWERFLEET WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION.

The Registration Statement, proxy statement/prospectus, Scheme Circular and other relevant materials that may be filed with the SEC by MiX or PowerFleet in connection with the Proposed Transaction may be obtained, without charge, from the SEC’s website at www.sec.gov.

The documents filed by MiX or PowerFleet with the SEC may also be obtained, without charge, at MiX’s or PowerFleet’s website at http://investor.mixtelematics.com or https://ir.powerfleet.com, respectively.

NO OFFER OR SOLICITATION

This communication shall not constitute an offer to buy or sell any securities, or the solicitation of an offer to buy or sell any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

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